June 29, 2006
Elaine Wolff,
     Securities and Exchange Commission,
          100 F Street, NE,
               Washington, D.C. 20549.

Re:	IntercontinentalExchange, Inc.: Registration Statement on Form S-1 (File No. 333-135060)
Dear Ms. Wolff:
          On behalf of our client, IntercontinentalExchange, Inc. (the “Company”), we enclose herewith Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) and the Company’s responses to the staff’s comment letter (the “Comment Letter”) dated June 26, 2006 concerning the Company’s Registration Statement. Except as otherwise noted in this letter, the information provided in response to the Comment Letter has been supplied by the Company, which is solely responsible for it.
          Capitalized terms used herein and not otherwise defined herein have the meanings ascribed thereto in Amendment No. 1.
          To facilitate the staff’s review, we have included in this letter the captions and numbered comments in bold text and have provided the Company’s responses immediately following each numbered comment. References to page numbers herein are references to page numbers in Amendment No. 1.
Principal and Selling Stockholder
1.	Please revise to include the information relating to the selling security holders as required by Item 507 of Regulation S-K.

Response

Amendment No. 1 includes the information required by Item 507 of Regulation S-K relating to the selling shareholders. See page 136 of Amendment No. 1.

IntercontinentalExchange, Inc.

2.	We note that your potential selling shareholders may be non-natural persons. Please identify all selling shareholders who are registered broker-dealers or affiliates of broker-dealers. Additionally, tell us if the broker-dealer received the securities as underwriting compensation. Please note that a registration statement registering the resale of shares being offered by broker-dealers must identify the broker-dealers as underwriters if the shares were not issued as underwriting compensation.

Response

The Company directs the staff’s attention to the disclosure in footnotes (1), (2) and (5) of the “Principal and Selling Shareholders” table beginning on page 136 of Amendment No. 1. Each of these footnotes disclosed in the original filing of the Registration Statement and discloses in Amendment No. 1 that the selling shareholder named therein is an affiliate of a broker-dealer. The Company confirms that it does not believe that any other selling shareholder is, or is affiliated with, a broker-dealer.

In addition, as previously disclosed in the Registration Statement, Amendment No. 1 states that:
“Certain selling shareholders are affiliates of broker-dealers (but are not themselves broker-dealers). Each of these broker-dealer affiliates purchased the securities identified in the table as beneficially owned by it in the ordinary course of business and, at the time of that purchase, had no agreements or understandings, directly or indirectly, with any person to distribute those securities.”
See page 136 of the Registration Statement. In response to the staff’s comment, the Company has added a sentence to state that these broker-dealer affiliates did not receive the securities to be sold in the offering as underwriting compensation.

Finally, page 154 of the Registration Statement and Amendment No. 1 identify the fact that three of the selling shareholders are affiliated with three underwriters for the offering, namely Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated and SG Americas Securities, LLC.

3.	If any selling shareholders are affiliates of broker-dealers, please provide an analysis supporting your position that the resale of securities by affiliates of broker-dealers is not an indirect primary offering. Your analysis should address the following points:
•	how long the selling shareholders have held the securities,

•	the circumstances under which the selling shareholders received the securities,

IntercontinentalExchange, Inc.

•	the selling shareholders’ relationship to the issuer,

•	the amount of securities involved,

•	whether the sellers are in the business of underwriting securities, and

•	whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.
Assuming the resale of securities by affiliates of broker-dealers is not an indirect primary offering, you must clearly state in your prospectus:
•	the seller purchased in the ordinary course of business and

•	at the time of the purchase of the securities to be resold the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.
Response

The Company does not believe that the resale of securities by selling shareholders that are affiliated with broker-dealers constitutes an indirect primary offering or that such sale involves the selling shareholders acting as a conduit for the Company. As discussed in response #2 above, the Registration Statement discloses that the selling shareholders with broker-dealer affiliates purchased the securities to be sold by them in the offering in the ordinary course of business and, at the time of that purchase, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute such securities. See page 136 of Amendment No. 1. Additionally, none of the selling shareholders, or their officers or directors, serve as an officer or director of the Company.

In addition, the Registration Statement and Amendment No. 1 each disclose the manner in which the selling shareholders acquired the securities they beneficially own and intend to sell in the offering. See “Organization” beginning on page 139 of Amendment No. 1. The Company’s predecessor (IntercontinentalExchange, LLC, or the “LLC”) was formed in 2000 with the goal of developing a platform to provide a more transparent and efficient market structure for OTC energy commodities trading. Shortly after its formation, the LLC received investments from several leading energy trading firms, some of whom were and continue to be affiliated with registered broker-dealers. Substantially all of the securities that the selling shareholders (including those affiliated with broker-dealers) beneficially own were acquired in connection with the LLC’s formation in 2000 or, to a limited extent, through subsequent purchases from founding shareholders seeking to reduce or exit their investment in the Company. As part of the LLC’s acquisition of ICE Futures (formerly known as the International Petroleum Exchange, or the “IPE”) in June 2001, affiliates of certain selling shareholders acquired securities of the Company’s predecessor in exchange for their interest in the IPE.

IntercontinentalExchange, Inc.

All of the selling shareholders have been security holders of the Company for over five years, which supports the conclusion that these shareholders assumed the full economic risk of owning the Company’s securities and are not acting as a conduit for sale to the public. Further, each of these selling shareholders may sell their shares publicly in compliance with Rule 144 of the Securities Act, pursuant to which they shall not be deemed to be engaged in a distribution or an underwriter under Section 2(11) of the Securities Act.
* * * *
          Any questions or comments with respect to the Registration Statement may be communicated to the undersigned at (212) 558-4175 or to Jennifer Elworth at (212) 558-4052. Please send any copies of any correspondence relating to this filing to Catherine M. Clarkin by facsimile to (212-558-3588) with the original by mail to Sullivan & Cromwell LLP, 125 Broad Street, New York, NY 10004.

Sincerely, /s/ Catherine M. Clarkin Catherine M. Clarkin

cc:	Jennifer Gowetski (Securities and Exchange Commission) Jonathan H. Short Andrew Surdykowski (IntercontinentalExchange, Inc.) William F. Gorin (Cleary Gottlieb Steen & Hamilton LLP)